Description of Issuance, Transfer and Redemption Procedures
               and Method of Conversion to Fixed Benefit Policies
       for Columbus Life Flexible Premium Variable Universal Life Policies
          Offered by Columbus Life Insurance Company Separate Account 1
                       of Columbus Life Insurance Company

This document sets forth, as required by Rule 6e-3(T)(b)(12)(iii), the administrative procedures that will be followed by Columbus Life Insurance Company ("Columbus Life") in connection with the issuance of the Columbus Life Flexible Premium Variable Universal Life Insurance Policy (the "Policy"), the transfer of assets held thereunder and the redemption by policyholders of their interests in the Policies. This document also describes the method that Columbus Life will use when a Policy is exchanged for a fixed benefit insurance policy. Capitalized terms used herein have the same definition as in the Prospectus for the Policy that is included in the current registration statement on Form S-6 for the Policy as filed with the Securities and Exchange Commission.

Columbus Life Insurance Company Separate Account 1 ("Separate Account 1") is registered under the Investment Company Act of 1940 (the "1940 Act") as a unit investment trust. Separate Account 1 has been designated to receive and invest premium payments from owners of the Policies. Separate Account 1 has 18 Sub-Accounts. Each Sub-Account invests in shares of a corresponding Fund of the AIM Variable Insurance Funds, Inc., The Alger American Fund, MFS Variable Insurance Trust, PIMCO Variable Insurance Trust or Touchstone Variable Series Trust, each of which is registered under the 1940 Act. The investment experience of a Sub-Account depends upon the market performance of the corresponding Fund in which it invests.

I.       Issuance Procedures - Purchase and Related Transactions

Set forth below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. The summary shows that, because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and annuity contracts. The chief differences revolve around the cost of insurance charges and the insurance underwriting process. While certain Policy provisions, such as reinstatement and repayment of Indebtedness, do not result in the issuance or purchase of a Policy, they do require a Policy owner to make certain payments and involve a transfer of assets supporting Policy reserves into Separate Account 1.

A.       Premium Payments

The Policy is a flexible premium policy. The Policy is called "flexible premium" because the Policy owner can change the amount and frequency of premium payments, within certain limits. The Policy owner not required to make premium payments in set amounts or on a set schedule. While this flexibility may be attractive, the Policy owner is responsible for making sufficient premium payments to ensure that the Policy continues.


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When a Policy is purchased, the applicant sets the amount and frequency of planned payments. This is the Planned Premium. Making Planned Premium payments does not guarantee that a Policy will continue. Because the Net Cash Surrender Value of a Policy is affected by other factors, such as the investment return, the charges related to the Policy, and the amount of loans and withdrawals the Policy owner has made, the Planned Premium payments may not be enough to keep the Policy in force. The Policy owner may need to increase the Planned Premium or make additional premium payments to keep the Policy in force.

Other than the initial premium payment, Columbus Life does not require any additional premium payments. A failure to make an additional premium payment will not of itself cause a Policy to lapse. While Columbus Life expects that most Policy owners will choose to pay Planned Premium payments, the Policy provides that additional premium payments may be made if (a) the Insured is then living and less than 100 years of age, (b) the premium payment is at lest $50 and (c) the additional premium payment does not cause total premiums to exceed the maximum premium limitation for the Policy set by federal tax laws. If made through a pre-authorized, automatic plan, Columbus Life will accept additional premium payments of less than $50. Columbus Life reserves the right to limit the number and amount of any premium payments made in addition to the Planned Premium payment.

B.       Application and Initial Premium Processing

The Policies will be offered and sold pursuant to established underwriting standards in accordance with state insurance laws. State insurance laws prohibit unfair discrimination, but recognize that premiums and charges much be based upon factors such as age, gender, health, tobacco use and occupation.

Upon receipt of a completed application and all other required forms, Columbus Life will follow certain insurance underwriting (i.e., evaluation of risks) procedures designated to determine whether the applicant is insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed Insured before a determination can be made. A Policy will not be issued until this underwriting procedure has been completed.

Any premium payment received by Columbus Life from the applicant before the underwriting process is completed will be held in escrow. After completing the underwriting process, Columbus Life will notify the applicant of its decision regarding the application. If the application is approved, the insurance coverage provided by the Policy will begin on the effective date of the Policy. The effective date of the Policy will be the later of

o The date Columbus Life completes the underwriting process and approves the application; or
o The date Columbus Life receives the required minimum initial premium payment. (The minimum initial premium payment must be equal to or in excess of 1/12th of the Minimum Annual Premium for the Term No-Lapse Guarantee.)

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Columbus Life will allocate the initial Net Premiums to the selected investment options on the effective date of the Policy. Columbus Life will send a confirmation statement indicating that the initial Net Premiums have been allocated and the Policy is effective.

If a premium payment has been made and Columbus Life rejects the application, Columbus Life will refund the applicant all premium payments made.

C.       10 Day Review Period

A Policy owner has 10 days to review the Policy after it is received. This 10-day review period is called the free look period. The state where the Policy owner lives may require a longer free look period.

If the Policy owner is not satisfied with the Policy, the Policy can be cancelled during the free look period. To cancel the Policy, it must be returned either to Columbus Life or to the insurance agent who sold the Policy within 10 days after it is received. If the Policy is cancelled during the free look period, Columbus Life will refund

o        The amount of Net Premiums allocated to the Fixed Account, plus
o The value of the investments in the Sub-Accounts attributed to the Policy as calculated on the date notice of cancellation is received by Columbus Life or the insurance agent, plus
o        Any charges.

However, some state laws may require Columbus Life to refund the total premium payments made by the Policy owner.

D.       Allocation of Net Premiums

The Policy owner may allocate your Net Premiums among 19 investment options: 18 Sub-Accounts of Separate Account 1 and the Fixed Account. Each Sub-Account invests exclusively in a corresponding Fund of AIM Variable Insurance Funds, Inc. (AIM), The Alger American Fund (Alger), MFS Variable Insurance Trust (MFS), PIMCO Variable Insurance Trust (PIMCO) or Touchstone Variable Series Trust (Touchstone). The Sub-Accounts provide an opportunity for a higher rate of return than the Fixed Account but also expose you to a higher risk of losing your money. The Fixed Account provides a guaranteed minimum rate of return.

The following guidelines apply to the allocation of Net Premiums:

o At least 1% of Net Premiums must be allocated to each investment option chosen.
o Whole percentages must be used. For example, 33% or 34% is a permitted allocation to an investment option; 33 1/3% is not.
o        The allocation percentages must total 100%.

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When Net Premiums are allocated or amounts are transferred to a Sub-Account, the Account Value is credited with Accumulation Units. Other transactions, such as withdrawals and payments of the Monthly Deduction and Monthly Expense Charge, will decrease the number of Accumulation Units. The number of Accumulation Units added to or subtracted from the Account Value is calculated by dividing the dollar amount of the transaction by the Accumulation Unit Value for the Sub-Account at the close of trading on the Valuation Date when the transaction is processed. Columbus Life uses the following guidelines to determine the Valuation Date when the transaction is processed:

o If Columbus Life receives your premium payment or transfer instructions in good order on a Valuation Date before the close of regular trading on the New York Stock Exchange (typically 4:00 p.m. Eastern Time), Columbus Life will process the transaction on that Valuation Date.
o        If not, Columbus Life will process the transaction on the next
         Valuation Date.

E.       Reinstatement

For a period of 5 years after termination, a Policy owner can request that Columbus Life reinstate the Policy. We will reinstate your Policy if:

o        The Insured is living.
o        Columbus Life receives satisfactory evidence of insurability.
o The Policy owner makes a premium payment that increases the Net Cash Surrender Value to an amount equal to or greater than:
         o All costs and charges that Columbus Life would have deducted from the date of termination to the date of reinstatement and
         o The Monthly Deductions and Monthly Expense Charges for the 3 months following the date of reinstatement.
o The Policy owner repays or reinstates any Indebtedness that was outstanding on the date of termination.

Columbus Life will not reinstate a Policy if it has been surrendered for its Net Cash Surrender Value.

F.       Repayment of Indebtedness

Columbus Life charges interest on the amounts borrowed at the current rate shown in the owner's Policy Schedule. Interest is due on each Policy Anniversary. If interest is not paid when it is due, Columbus Life will treat it as an additional loan and transfer amounts due on a pro-rata basis from each investment options to the Loan Account.

A Loan can be repaid in full or in part at any time while the Insured is living. When you make a payment towards the principal amount of your loan, Columbus Life transfers the amount of the loan payment from the Loan Account back to the investment options on a pro-rata basis according to allocation instructions of the Policy owner at that time.

If the loan is not repaid before the Insured dies, the Indebtedness will be deducted when determining the Death Benefit to be paid by Columbus Life. If the loan is not repaid before the Policy is surrendered or the Policy lapses at the end of a Grace Period, the Indebtedness will reduce the Net Cash Surrender Value proceeds.


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G.       Increases in Specified Amount

After one year, the Policy owner may change the Specified Amount by sending a written request to Columbus Life. The Specified Amount of the Policy may be increased without changing the death benefit option. The Specified Amount must be increased by at least $25,000.

The Policy owner must apply for any increase in the Specified Amount on a supplemental application. Before the increase is effective, Columbus Life will require satisfactory proof of insurability. Any approved increase will be effective as of the date shown on the amended Policy Schedule.

H.       Other

         1.       Misstatement of Age or Sex

If the age or gender of the Insured is misstated in the application or supplemental application, Columbus Life will change any benefits under the Policy to those benefits that the cost of insurance charge for the month of death would have provided if the correct age and gender had been stated. If Columbus Life does not discover the misstatement until after the payment of the Policy proceeds under one of the Income Plans has started, Columbus Life will deduct any overpayments, plus compound interest, from subsequent payments and will pay any underpayments, plus compound interest, in a lump sum.

         2.       Incontestability

Except for cases involving termination of the Policy or fraud, Columbus Life will not contest:

          o The Policy after the Policy has been in effect for 2 years during the Insured's lifetime
          o Any increase in Specified Amount after the increase has been in effect for 2 years during the Insured's lifetime
          o Any rider attached to the Policy after the rider has been in effect for 2 years

During these 2-year periods, Columbus Life may contest the validity of your Policy, any increase in Specified Amount or the validity of any riders based on material misstatements made in the application or any supplemental application. No statement will be used in contesting a claim unless it is in an application or supplemental application and a copy of the application is attached to the Policy.

If the Policy is reinstated after termination, the 2-year period of contestability begins on the reinstatement date. If the Policy has been in effect for 2 years, it will be contestable only as to statements made in the reinstatement application. If the Policy has been in force for less than 2 years, it will be contestable as to statements made in the reinstatement application as well as the initial application and supplemental applications.


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If the Policy terminates and is later reinstated, Columbus Life will measure the 2-year time period from the effective date of reinstatement. Any premium payment refund will be limited to premiums paid on or after the effective date of reinstatement.

         3.       Suicide

The Policy does not cover suicide by the Insured, whether sane or insane, during the 2-year period beginning with the Policy Date. If the Policy is in effect and the Insured commits suicide during this 2-year period, Columbus Life will pay you the greater of the following amounts:

          o The premium payments, less any Indebtedness, less any previous withdrawals, and less all monthly costs of insurance on all persons other than the Insured ever covered by rider
          o  The Net Cash Surrender Value

Columbus Life will not pay any Death Benefit in these circumstances.

With respect to any increase in Specified Amount, Columbus Life will not pay death benefits if the Insured, whether sane or insane, commits suicide within 2 years from the effective date of the increase. If the Policy has been in effect for more than 2 years after the Policy Date but less than 2 years from an increase in Specified Amount, Columbus Life will return the monthly costs of insurance charged for the increase and pay death benefits based on the previous Specified Amount (on which the 2-year suicide exclusion has expired).

This provision also applies to any rider attached to the Policy. The 2-year period begins on the rider's date of issue.

If the Policy terminates and is later reinstated, Columbus Life will measure the 2-year time period from the effective date of reinstatement. Any premium payment refund will be limited to premiums paid on or after the effective date of reinstatement.

II.      Transfer Procedure
A.       Regular Transfers

After your free look period, amounts may be transferred among the Sub-Accounts up to 12 times per year without a charge. We will charge you $10 for each additional transfer you make among the Sub-Accounts in a Policy Year. You are also permitted to make 1 transfer to the Fixed Account or 1 transfer from the Fixed Account per Policy Year without charge. In the first 4 Policy Years, you cannot transfer more than 25% of your money from the Fixed Account in a Policy Year.


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The following guidelines apply to transfers other than dollar cost averaging transfers:

o Each transfer must be at least $250 or the total value of a Sub-Account, if less than $250.
o The allocation to each investment option must be at least 1% of the total transfer amount.

Transfer are made by written request to Columbus Life, by telephone if the Policy owner has completed a Telephone Authorization Form or by an authorized third-party.

B.       Dollar Cost Averaging Program

The Dollar Cost Averaging Program allows the Policy owner to transfer amounts at regular intervals from the Touchstone Standby Income Sub-Account or the Fixed Account to the other Sub-Accounts. The Policy owner can transfer (a) a specific dollar amount, (b) a specific percentage of your money in the Touchstone Standby Income Sub-Account or the Fixed Account or (c) earnings in the Touchstone Standby Income Sub-Account or the Fixed Account. The Policy owners selects the number and frequency of the transfers in the Dollar Cost Averaging Program. Columbus Life will transfer the money on Monthly Anniversary Day, except when the date would fall on the 29th, 30th or 31st of any month. If this exception applies, any transfers in the Dollar Cost Averaging Program will be made on the 28th of the month.

The following guidelines apply to dollar cost averaging transfers:

o        Dollar cost averaging transfers must continue for at least 12 months.
o        Each transfer must be at least $100.
o The allocation to each Sub-Account must be at least 1% of the transfer amount.

Dollar cost averaging transfers will stop if (a) the requested number of transfers is completed, (b) after using the program for 12 months, upon request,
(c) there is not enough money in to complete the transfer (d) or the Dollar Cost Averaging Program is discontinued by Columbus Life. If the program is discontinued, the Policy owner will be allowed to complete the number of transfers previously requested.

III.     Redemption Procedures - Surrenders and Related Transactions

A.       Surrender for Cash

The Policy owner can cancel the Policy at any time. When the Policy is cancelled, Columbus Life pays the owner the Net Cash Surrender Value. This payment terminates the Policy and Columbus Life's obligations under the Policy.

The Net Cash Surrender Value will equal the Account Value, less any Indebtedness and any applicable surrender charge. Because investment performance, Monthly Deductions and Monthly Expense Charges affect the Account Value, loan activity affects Indebtedness and surrender charges may apply, the Net Cash Surrender Value may be less than the total of the premium payments.


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B.       Partial Withdrawals

1.       Voluntary Withdrawal

After the Policy has been owned for 1 year, the Policy owner may withdraw money from the Policy by sending written instructions to Columbus Life.

The following guidelines apply to partial withdrawals:

o        Each withdrawal must be at least $500.
o No partial withdrawal may be made that would reduce the Net Cash Surrender Value below $250.
o Columbus Life will generally assess a surrender charge for each partial withdrawal.
o There is no withdrawal fee for the first partial withdrawal in that Policy Year. A withdrawal fee of $50 per withdrawal will be charged for each additional withdrawal in that Policy Year.
o If death benefit Option 1 is selected, each partial withdrawal will generally reduce the Specified Amount by the amount withdrawn plus any withdrawal fees and surrender charges.
o The amount of the partial withdrawal may be limited because the Specified Amount cannot be reduced to less than the Minimum Issue
         Limit by a partial withdrawal.

When the partial withdrawal is processed, Columbus Life will deduct the amount withdrawn plus any withdrawal fees and surrender charges from the Account Value. Columbus Life withdraws money from each of the investment options on a pro-rata basis.

Columbus Life will generally send payments within 7 days of the date that the request is processed. Columbus Life may delay calculating the amount of the payment from a Sub-Account or sending a payment from a Sub-Account for any of the following reasons:

o        A premium payment made by check has not cleared the banking system.
o The New York Stock Exchange is closed on a day that it normally would be open.
o        Trading on the New York Stock Exchange is restricted.
o Because of an emergency, it is not reasonably practicable for the Sub-Accounts to sell securities or to fairly determine the value of their investments.
o The Securities and Exchange Commission permits us to postpone payments from the Sub-Accounts for the Policy owner's protection.

As required by most states, Columbus Life reserves the right to delay payments from the Fixed Account for up to 6 months. Columbus Life will notify the Policy owner if there will be a delay.

2.       Decreases in Specified Amount

Columbus Life will generally be charged a surrender charge any time the Policy owner decreases the Specified Amount. However, even though it may cause a decrease in the Specified Amount, Columbus Life will not charge a surrender charge solely for changing the death benefit option from Option 1 to Option 2.

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The amount of the surrender charge will depend on the amount of the decrease in Specified Amount, the number of years since the issuance of the Policy, whether or not the Specified Amount has previously changed and when previous changes in the Specified Amount occurred. If there is a surrender charge, the applicable surrender charge will be deducted from the Account Value on the effective date of the decrease.

C.       Loans and Indebtedness

The Policy owner can borrow money against the Policy while the Insured is living. The maximum loan is an amount equal to 90% of the Cash Surrender Value less any outstanding Indebtedness and less the amount of the next 2 Monthly Deductions and Monthly Expense Charges.

When a loan is made, Columbus Life transfers an equal amount into the Loan Account and the money in the Loan Account is the collateral for the loan. The money is transferred to the Loan Account from each of the investment options on a pro-rata basis.

Interest at the rate listed in the Policy Schedule is charged on amounts in the Loan Account and is payable on each Policy Anniversary. If the interest is not paid when due, Columbus Life will treat the interest payment as an additional loan and transfer the amount due to the Loan Account from each of the investment options on a pro-rata basis.

Columbus Life will pay interest on amounts in the Loan Account. The minimum interest rate is 3.00% annually. Each month Columbus Life will transfer the interest earned on the Loan Account back to the investment options on a pro-rata basis according to the then current allocation instructions.

A loan can be repaid in full or in part at any time while the Insured is living. When a payment is made towards the principal amount of the loan, Columbus Life transfers the amount of the loan repayment from the Loan Account back to the investment options on a pro-rata basis according to the then current allocation instructions.

If the loan is not repaid before the Insured dies, Columbus Life will deduct the Indebtedness when determining your Death Proceeds. If the loan is not repaid before the Policy is surrendered or lapses at the end of a Grace Period, Columbus Life will deduct the Indebtedness to determine the Net Cash Surrender Value proceeds.

Finally, if the Indebtedness exceeds the Cash Surrender Value less the Monthly Deduction and Monthly Expense Charge for the current month, Columbus Life can terminate the Policy. Columbus Life will mail a notice to the Policy holder at least 31 days before terminating the Policy. This notice will tell the Policy holder the minimum amount of the loan that must be repaid to keep the Policy in effect. Columbus Life will mail the notice to address of the Policy holder as shown on its records. If its records indicate that someone holds the Policy as collateral, Columbus Life will also mail a copy of the notice to that person's address as shown on its records.


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D.       Death Benefits and Death Proceeds

As long as the Policy remains in force, Columbus Life will pay Death Proceeds to the named Beneficiary (or other appropriate Payee) in accordance with the Income Plan selected by the Policy owner or, if the Policy owner has not selected an Income Plan, by the Payee. Generally, Columbus Life will begin making payments under the Income Plan selected within 7 days after receiving satisfactory proof of the Insured's death, but payments may be delayed under certain circumstances as described earlier. In particular, during the first two Policy Years and in other instances where Columbus Life may have a basis for contesting a claim, there may be a delay beyond the 7-day period. Regardless, Columbus Life pays interest on the Death Proceeds from the time of the Insured's death until the date of the lump-sum payment or the date payment begins under one of the Income Plans.

Columbus Life pays the named Beneficiary the Death Proceeds. The Death Proceeds equals the Death Benefit plus any additional insurance on the life of the Insured provided by riders. However, if the Insured dies during a Grace Period, Columbus Life will reduce the Death Proceeds by any unpaid charges, but not by more than 3 times the sum of the Monthly Deduction and the Monthly Expense Charge.

The Death Benefit is the amount payable to the Beneficiary when the Insured dies. A choice of 2 death benefit options is available under the Policy: Option 1 and Option 2. The Death Benefit under Option 1 equals the greater of the following amounts:

o        The Specified Amount, less any Indebtedness
o The Account Value multiplied by the Applicable Death Benefit Factor, less any Indebtedness

The Death Benefit under Option 2 equals the greater of the following amounts:

o        The Specified Amount plus the Account Value, less any Indebtedness
o The Account Value multiplied by the Applicable Death Benefit Factor, less any Indebtedness

Columbus Life calculates the Death Benefits as of the date of the Insured's death.

E.       Termination

Columbus Life will terminate the Policy and all insurance coverage under the Policy will stop in the following instances:

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o As of the date on which Columbus Life receives notice requesting that the Policy be cancelled
o As of the date the Insured dies (although some riders may provide benefits for other covered persons beyond the Insured's death)
o As of the date a Grace Period related to the continuation of the Policy expires
o As of 31 days after Columbus Life mails a notice that the Indebtedness exceeds the Cash Surrender Value less the Monthly Deduction and the Monthly Expense Charge for the current month unless the Policy owner makes the necessary premium payment to continue the Policy

F.       Lapse

If a Grace Period related to the continuation of the Policy ends, the Policy owner has not paid the minimum additional premium needed to continue the Policy and neither No-Lapse Guarantee applies, the Policy will lapse. Columbus Life will not pay the Policy owner any money if the Policy lapses because the Net Cash Surrender Value of the Policy will have been reduced to zero.

IV.      Exchange Procedures

A Policy may be exchanged for a fixed policy at any time:

o        Within 24 months of the Policy Date or
o        Within 60 days of the later of
         o notification of a change in the investment policy of Separate Account 1, or
         o   the effective date of the change

If the Policy is exchanged, Columbus Life will transfer the entire value of the Policy owner's investment in the Sub-Accounts to the Fixed Account. There is no charge for this transfer. After the date your Policy is exchanged, Net Premiums may not be allocated, and transfers may not be made, to any of the Sub-Accounts. All other terms and charges of your Policy will continue to apply.


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